Exhibit 99.105

DHX Media reports full-year results, declares dividend

320% Growth in Net Income and 19% Growth in Revenues

HALIFAX, Sept. 25, 2014 /CNW/ - DHX Media Ltd. (“DHX” or the “Company”) (TSX: DHX), a key player internationally in the creation of content for families and children, today announced its audited financial results for the fiscal year ended June 30, 2014.

Highlights of Fiscal 2014 and Q4 2014 Results:

(All amounts in Canadian dollars)

•	Fiscal 2014 EBITDA[1] increased 136% to $32.0 million from $13.6 million for Fiscal 2013. Fiscal 2014 Adjusted EBITDA[1] increased 58% to $37.0 million, from $23.4 million for Fiscal 2013. Q4 2014 EBITDA[1] increased 68% to $8.0 million from $4.8 million for Q4 2013. Q4 2014 Adjusted EBITDA[1] increased 36% to approximately $10.2 million, from $7.5 million for Q4 2013;
•	Fiscal 2014 revenues increased by 19% to $116.1 million. Fiscal 2014 revenue (excluding Yo Gabba Gabba! Live! tour) increased 28% or $24.8 million to $112.0 million from $87.2 million for Fiscal 2013. Q4 2014 revenues increased by 14% to $29.7 million;
•	Fiscal 2014 gross margin increased to $69.4 million (60% of revenues), up 42% from $48.7 million for Fiscal 2013 (50% of revenues). Q4 2014 gross margin increased to $18.9 million (63% of revenues), up 27% from $14.9 million for Q4 2013 (57% of revenues); and
•	Fiscal 2014 net income increased 320% to $7.8 million ($0.07/share) from $1.9 million ($0.02/share) for Fiscal 2013. Fiscal 2014 normalized net income increased to $11.3 million ($0.10/share), from $8.7 million ($0.10/share) for Fiscal 2013. Q4 2014 net income increased 41% to $1.04 million ($0.01/share) from $0.7 million ($0.01/share) for Q4 2013. Q4 2014 normalized net income decreased slightly to $2.6 million ($0.02/share), from $2.8 million ($0.03/share) for Q4 2013.
•	Dividend declared of $0.013 per share, an increase of 8% over last quarter.

1 EBITDA represents income of the Company before amortization, finance income (expense), taxes, share of loss of associates, development expenses and any impairments, share-based compensation expense, and Adjusted EBITDA includes adjustments for other non-recurring charges. (See June 30, 2014 MD&A definition of EBITDA and Adjusted EBITDA for full details).

Dana Landry, CEO of DHX Media, commented: “This was a highly transformative year for DHX Media. While we continued to grow our library both organically and through the acquisition of renowned assets, such as Degrassi, and the preschool series Teletubbies and In the Night Garden, we also became a fully integrated media company with the addition of DHX Television. For the year, we delivered strong growth across the key metrics of revenue, adjusted EDITDA, gross margin and net income, driven by significantly increased performance from production and distribution. Over the year ahead, we aim to continue to execute on our plan to focus on organic growth while also keeping an eye out for acquisitions that will further strengthen our position as a leading content company globally.”

Dividend Declaration

On September 23, 2014 the Board of Directors approved a dividend for the quarter of $0.013 on each common share outstanding to the shareholders of record at the close of business October 3, 2014 to be paid October 15, 2014.

Analyst call details

The Company will hold a conference call for analysts to discuss its Fiscal 2014 and Q4 2014 financial results on Thursday, September 25th, 2014 at 8:00 a.m. EDT, following the release of its financial results. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855)859-2056 toll free or +1(416)849-0833, and passcode 95092256, until midnight EDT Wednesday, October 1st.

Consolidated Statements of Income and Comprehensive Income Data

($000, except per share data)	Fiscal 2014	Fiscal 2013
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	116,131	97,263
Direct costs and expense of film and television produced	(44,380)	(45,117)
Expense of book value of acquired DHX Cookie Jar library	(2,317)	(3,415)
Gross margin	69,434	48,731
Selling, general, and administrative	(34,283)	(31,886)
Write-down of certain investments in film and television programs	(984)	(608)
Share of loss of associates	-	(172)
Amortization, finance and other expenses, net	(22,231)	(12,761)
Provision for income tax	(4,125)	(1,444)
Net income	7,811	1,860
Cumulative translation adjustment and other items	1,597	(3,302)
Comprehensive income (loss)	9,408	(1,172)
Basic earnings per common share	0.07	0.02
Diluted earnings per common share	0.07	0.02
Weighted average common shares outstanding (expressed in thousands)
Basic	111,638	86,874
Diluted	115,074	89,717
Normalized net income	11,318	8,650
Basic normalized earnings per common share	0.10	0.10
Diluted normalized earnings per common share	0.10	0.10

Revenues

Revenues for Fiscal 2014 were $116.13 million, up 19% from 97.26 million for Fiscal 2013. The increase in Fiscal 2014 was due to significantly higher distribution revenue (generally driven by the proliferation of new digital buyers), a significant increase in proprietary production revenue, and increases in M&L-represented, offset by a modest decrease in producer and service fee and new media revenues, and a decrease in M&L-owned related to the previously reported decision to rest and refresh the Yo Gabba Gabba! Live! tour.

Proprietary production revenues: Proprietary production revenues for Fiscal 2014 were $23.47 million, an increase of 35% compared to $17.43 million for Fiscal 2013. The 35% overall increase was 10% from acquisitive growth from DHX Cookie Jar, which contributed $6.99 million and organic growth of 25% or a contribution of $16.48 million (see delivery chart below for further details).

For Fiscal 2014, the Company added 171.0 half-hours to the library, up 51% from 113.0 half-hours for Fiscal 2013 and above the high end of its stated goal of 75150 half-hours. The breakdown for Fiscal 2014 is 133.0 half-hours - $23.47 million of proprietary film and television program production revenue versus the 76.0 half-hours for Fiscal 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and 38.0 half-hours in intellectual property (“IP”) rights for third party produced titles (37.0 half-hours in Fiscal 2013). Fiscal 2014, both proprietary deliveries and revenue were in line with scheduled deliveries and Management’s expectations.

DHX continued to strategically target third party produced titles for IP rights. As noted above, for Fiscal 2014, the Company added to the library 26.0 half-hours for Grandpa in my Pocket and 12.0 half-hours for SheZow. Fiscal 2013, the Company added 10.0 half-hours for Deadtime Stories, 13.0 half-hours for Rastamouse, and 14.0 half-hour for SheZow.

Distribution revenues: For Fiscal 2014, Management is pleased to report distribution revenues were up 66% to $40.89 million (including $2.49 million from Epitome) from $24.57 million for Fiscal 2013, primarily due to the continuing growth of new digital customers, platforms, and territories. This result for distribution revenues (excluding $2.49 million from Epitome) was near the high end of Management’s expectations. For Fiscal 2014, the Company closed significant deals, among others previously announced, as follows: Discovery Communications LLC, NCircle Entertainment, Rogers Broadcasting, Hub Television Networks LLC, Netflix, BBC, UYoung Culture & Media Co. Limited, Vubiquity Management Ltd., and TVN Entertainment Corporation. Also included in these figures are advertising and subscription video on demand (“VOD”) revenues, from our evolving Google (YouTube.com) relationship. The net contribution from the Google (YouTube.com) relationship for Fiscal 2014 was $3.66 million (gross revenue-$6.65 million) (Fiscal 2013-$0.07 million (gross revenue-$0.13 million)).

M&L-owned (including music and other royalty revenues): For Fiscal 2014, M&L-owned decreased 19% to $17.30 million (Fiscal 2013-$21.38 million). For Fiscal 2014, Yo Gabba Gabba! Live! revenues were down 59% to $4.12 million (Fiscal 2013-$10.04 million) due to Management’s previously reported decision to rest the tour for spring 2014 (see “Yo Gabba Gabba! Live! Tour Schedule Update” section of the MD&A for further details). For Fiscal 2014, other Yo Gabba Gabba! M&L was $1.99 million, down 57% from $4.62 million for Fiscal 2013, generally due to timing of renewals of licensing deals and the transition of certain licenses. These results are consistent with the previously reported timing and transition delays.

The remaining M&L-owned was $11.19 million, up 67% (25% organic revenue growth and 42% acquisitive revenue growth from the addition of DHX Cookie Jar and Ragdoll) as compared to $6.72 million for Fiscal 2013. Organic growth was driven by increases in music and other royalties as the Company continues to have success in finding new ways to monetize its library.

M&L-represented revenues: For Fiscal 2014, M&L-represented revenue was $12.17 million up 59% overall (Fiscal 2013-$7.67 million for 251 days of activity) and specifically up 9% per day period over period. These results are at the high end of Management’s previously disclosed expectations.

Producer and service fee revenues: For Fiscal 2014, the Company earned $18.37 million for producer and service fee revenues, a decrease of 12% versus the $20.85 million for Fiscal 2013. This decrease was a result of Management’s decision to shift capacity slightly and increase proprietary production (as noted above), specifically in producing animation in the Company’s Vancouver studio, which has utilized more capacity for proprietary shows and less for service shows. This was slightly below Management’s previously disclosed expectations.

New media and rental revenues: For Fiscal 2014, new media revenues decreased 24% to $3.93 million (Fiscal 2013-$5.20 million) based primarily on scheduled timing of certain UMIGO deliverables. For Fiscal 2014, rental revenues were nil, versus Fiscal 2013 of $0.18 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Toronto office and disposal of the Company’s Halifax building in Q3 2013.

Gross Margin

Gross margin for Fiscal 2014 was $69.43 million, an increase in absolute dollars of $20.70 million or 42% compared to $48.73 million for Fiscal 2013. DHX is pleased to report the overall gross margin for Fiscal 2014 at 60% of revenue was above the high-end of Management’s expectations, driven by strong margins on new digital distribution deals, proprietary production, and M&L-owned revenues. Gross margin for Fiscal 2014 was calculated as revenues of $116.13 million, less direct production costs and expense of investment in film of $44.38 million and $2.32 million expense of book value of acquired libraries, (Fiscal 2013-$97.26 million less $45.12 million and less $3.41 million, respectively).

For Fiscal 2014, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $8.98 million or 38%, net producer and service fee revenue margin of $8.08 million or 44%, distribution revenue margin of $28.62 million or 70% ($19.79 million or 48% when the remaining $8.83 million for the expense of acquired libraries below the line is removed), M&L-owned margin was $9.92 million or 57%, M&L-represented revenue margin was $12.17 million or 100%, and new media margin of $1.66 million or 42%.

Production margin at 38%, based on product delivery mix, was on the high-end of Management’s expectations. Producer and service fee margins can vary greatly and at 44% (as compared to 35% for Fiscal 2013) is in the mid-range of Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 70% is at the high-end of Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Fiscal 2014 were up 7% at $34.28 million compared to $31.89 million for Fiscal 2013. The increase in SG&A in Fiscal 2014 is mainly due to the full inclusion of $13.20 million for Fiscal 2014 (Fiscal 2013-$11.31 million for 251 days activity) for DHX Cookie Jar, $0.72 million for Ragdoll for 291 days of activity for Fiscal 2014 (Fiscal 2013-nil), and $0.23 million for Epitome from 89 days of activity for Fiscal 2014 (Fiscal 2013-nil). SG&A includes $1.59 million in non-cash share-based compensation (Fiscal 2013-$1.35 million). When adjusted, cash SG&A at $32.69 million was in line with Management’s Fiscal 2014 SG&A expectations.

EBITDA and Adjusted EBITDA

For Fiscal 2014, EBITDA was $32.02 million, up $18.43 million or 136% versus $13.59 million for Fiscal 2013. For Fiscal 2014, Adjusted EBITDA was $37.03 million, up $13.60 million or 58% over $23.43 million for Fiscal 2013. For Fiscal 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll, Epitome, and Family Channel costs totaling $5.01 million (Fiscal 2013-$9.84 million for Cookie Jar acquisition costs) and consists of acquisition costs of $3.26 million (Fiscal 2013-$1.31 million), $0.29 million for lease and contract breakage costs, $0.30 million for severance (Fiscal 2013-$5.63 million), nonrecurring write downs of $1.16 million (Fiscal 2013-$2.51 million), and no amounts for warrants expense (Fiscal 2013-$0.39 million for Cookie Jar transaction charges).

Please see DHX Media’s Fiscal 2014 MD&A for further Q4 2014 details, available at www.dhxmedia.com or on www.sedar.com.

DHX Media’s complete financial statements are available at www.dhxmedia.com or on www.sedar.com.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading broadcaster, creator, producer and marketer of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children’s television channel in Canada, as well as Disney Junior (English & French) and Disney XD. The Company markets and distributes its library of more than 10,000 episodes of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.’s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker DHX.

Disclaimer

This press release contains forward looking statements with respect to DHX including the Company’s continued growth and acquisition strategy. . Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: David A. Regan - EVP, Corporate Development & IR, DHX Media Ltd.,

david.regan@dhxmedia.com, +1 902-423-0260; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd.,

shaun.smith@dhxmedia.com, +1 416-977-6071

CO: DHX Media Ltd.

CNW 07:00e 25-SEP-14